UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Mereo BioPharma Announces Appointment of Ms. Anne Hyland to Chair the Audit and Risk Committee

On May 25, 2022, the Board of Directors (the “Board”) of Mereo BioPharma Group plc (the “Company”) appointed Anne Hyland to chair the Audit and Risk Committee. Ms. Hyland’s appointment follows Michael Wyzga’s resignation of chair of the Audit and Risk Committee. Mr. Wzyga resigned his position as chair of the Audit and Risk Committee to replace Peter Fellner as chair of the Board. Mr. Wyzga will continue to serve as a member of the Audit and Risk Committee.

The Board has determined that Ms. Hyland qualifies to serve as an “audit committee financial expert” as defined under applicable rules of the Securities and Exchange Commission, and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Ms. Hyland also qualifies as an independent director under the corporate governance standards of the Nasdaq Global Market listing requirements and the audit committee independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

Ms. Hyland has served on our Board of Directors since March 2022. Ms. Hyland was a non-executive director of Clinigen Group plc (“Clinigen”), a global pharmaceutical and services company and Chair of their Audit and Risk Committee until April 2022 when Clinigen was acquired by funds managed by Triton Investments. Ms Hyland was from 2013 to 2022 Chair of the Audit Committee and a non-executive director of Elementis plc (LON: ELM) , a global specialty chemicals company. Ms. Hyland was Chief Financial Officer and Company Secretary of Kymab Group Ltd a biopharmaceutical company acquired by Sanofi in April 2021 for an upfront payment of US$1.1 billion and up to US$350 million in deferred consideration. Prior to this Ms. Hyland had significant experience in biopharmaceutical companies, having worked as CFO and Company Secretary of BBI Diagnostics Group plc, a diversified global diagnostics business and Vectura Group plc, a company that develops therapeutic products and devices principally for the treatment of respiratory diseases. Ms. Hyland previously held additional senior finance positions including director of corporate finance at the then FTSE 100 Celltech Group plc, Medeva plc and KPMG. Ms. Hyland is a Chartered Accountant (FCA), a Corporate Tax Adviser (CTA – AITI) and holds a degree in business studies from Trinity College, Dublin.

There are no arrangements or understandings between Ms. Hyland and any other persons in connection with the appointments described above. Ms. Hyland does not have any family relationships with any executive officer or director of the Company, and none of them is a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Ms. Hyland will receive compensation as a non-employee director in accordance with the non-employee director compensation practices described in the Company’s filings with the Securities and Exchange Commission.

Following the changes to the Company’s Audit and Risk Committee described above, the Company will continue to have an Audit and Risk Committee consisting of three independent members in compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires that the audit committee of a listed company be composed of at least three independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2022

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel